April 4, 2007

Jeffrey P. Riedeler, Assistant Director

Vanessa Robertson, Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D. C. 20549

Re:	Paxton Energy, Inc.
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-136399

Dear Mr. Riedeler and Ms. Robertson:

We submit the response below in reply to your comment by letter of March 29, 2007.

Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Registration payment arrangements, page F-11

1.	Since the registration payment arrangement was entered into before the date the FSP was issued, please expand your disclosure to discuss how the early adoption affected your financial statements.

Response:

Supplementally, please find attached hereto two matters of correspondence with the SEC staff prior to the amendment of the Company’s registration statement that related to this comment. The correspondence is included herein in accordance with an agreement with the Staff that the correspondence would be filed on EDGAR.

Jeffrey P. Riedeler, Assistant Director

Vanessa Robertson, Staff Accountant

United States Securities and Exchange Commission

April 4, 2007

Page Two

The financial statements have been modified to expand the disclosure to discuss how the early adoption affected the financial statements.

General

The registration statement has been amended in response to the above comment. In order to facilitate your review, we are also sending marked copies of this amendment by facsimile transmission.

Sincerely,

Paxton Energy, Inc.

/s/ Robert Freiheit
Robert Freiheit, Chief Executive Officer

Registration payment arrangements – On December 31, 2006, the Company determined to change its method of recognizing registration payment arrangements by early-implementing FASB Staff Position (FSP) EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP 00-19-2”). Under FSP 00-19-2 and SFAS 5, a registration payment arrangement is an arrangement where (a) the Company endeavors to file a registration statement for certain securities with the SEC and have the registration statement declared effective within a certain time period and/or (b) the Company will endeavor to keep a registration statement effective for a specified period of time; and (c) transfer of consideration is required if the Company fails to meet those requirements. When the Company issues an instrument with these registration payment requirements, the Company estimates the amount of consideration that is likely to be paid out under the agreement and offsets the amount of the liability against the proceeds of the instrument issued. The estimate is re-evaluated at the end of each reporting period, with any changes recorded as a registration penalty in the statements of operations.

As further described in Note 5, the Company entered into a registration payment arrangement on April 27, 2006 in connection with the issuance of common stock and warrants in a private placement offering and, in accordance with FSP 00-19-02, recognized a $400,000 liability for the registration payment arrangement at the date of the offering. This liability increased by $7,778 for accrued interest in accordance with the registration payment arrangement through December 31, 2006.

Prior to December 31, 2006, the registration payment arrangement was recognized in accordance with EITF 00-19 as a derivative liability because the cash payment requirements of the partial liquidated damages under the registration payment arrangement resulted in the possibility that the Company may be required to net-cash settle the related warrants. The derivative liability was previously valued at an amount equal to the fair value of the warrants on April 27, 2006 of $1,467,704. Under that former accounting method, the Company recognized a gain from the change in the fair value of the derivative liability of $1,254,617 through December 31, 2006. As a result of the change in methods of accounting for the registration payment arrangement, the gain on derivative liability decreased by $1,254,617 and net loss decreased by $1,262,395. The early implementation of FSP 00-19-2 had the following effects on the financial statements of the Company:

	Prior to	Post	Net
	Implementation	Implementation	Effect
Derivative liability	$ --	$ 407,778	$ 407,778
Accrued registration penalty and interest	119,003	526,781	407,778
Total current liabilities	213,087	--	(213,087)
Additional paid in capital	5,717,583	6,785,287	1,067,704
Deficit accumulated during the exploration stage	(5,526,441)	(4,264,046)	1,262,395
Total Stockholders’ equity	2,349,526	2,544,217	194,691
Gain on derivative liability	1,254,617	--	1,254,617)
Interest expense	(37,605)	(45,383)	(7,778)
Net income (loss)	$ (2,243,179)	$ (3,505,574)	$ (1,262,395)

Basic and Diluted Loss Per Common Share	$ (0.11)	$ (0.17)	$ (0.06)

Registration payment arrangements – On December 31, 2006, the Company determined to change its method of recognizing registration payment arrangements by early-implementing FASB Staff Position (FSP) EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP 00-19-2”). Under FSP 00-19-2 and Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”), a registration payment arrangement is an arrangement where (a) the Company endeavors to file a registration statement for certain securities with the SEC and have the registration statement declared effective within a certain time period and/or (b) the Company will endeavor to keep a registration statement effective for a specified period of time; and (c) transfer of consideration is required if the Company fails to meet those requirements. When the Company issues an instrument with these registration payment requirements, the Company estimates the amount of consideration that is likely to be paid out under the agreement and offsets the amount of the liability against the proceeds of the instrument issued. The estimate is re-evaluated at the end of each reporting period, with any changes recorded as a registration penalty in the statements of operations.

As further described in Note 5, the Company entered into a registration payment arrangement on April 27, 2006 in connection with the issuance of common stock and warrants in a private placement offering and, in accordance with FSP 00-19-02 and SFAS 5, the Company recognized a $400,000 liability for the registration payment arrangement at the date of the offering. This liability increased by $7,778 for accrued interest, in accordance with the registration payment arrangement, through December 31, 2006.

Prior to December 31, 2006, the registration payment arrangement and the warrants which were subject to that arrangement were accounted for as one instrument classified as a derivative liability in accordance with EITF 00-19 because the cash payment requirements of the partial liquidated damages under the registration payment arrangement resulted in the possibility that the Company might be required to net-cash settle the related warrants. Upon adoption of FAS 00-19-2, the Company determined that it should reclassify the fair value of the warrants to stockholders’ equity separately from the contingent registration payment arrangement obligation to the private placement investors. The derivative liability was previously valued at an amount equal to the fair value of the warrants on April 27, 2006 of $1,467,704. Under the provisions of FSP 00-19-2, the Company reclassified the fair value of the warrants, less the estimated registration payment liability of $400,000, to stockholders’ equity as $1,067,704 of additional paid-in capital. The zero net effect of the change in accounting method on net loss for the year ended December 31, 2006 resulted from the offset of $400,000 from the recognition and measurement of the contingent liability against $400,000 from the reclassification of the warrants subject to the registration payment arrangement to stockholders’ equity.